FOR IMMEDIATE RELEASE
May 6, 2015

 ISS, Glass Lewis Support Proxy Access for Shareholders at McDonald’s
CalPERS and New York City Pension Funds Publicly Endorse UAW Trust Proposal

Detroit, Michigan - Influential proxy advisory firms Institutional Investor Services (ISS) and Glass Lewis are supporting Proposal No. 6 at McDonald’s, a shareholder proposal filed by the UAW Retiree Medical Benefits Trust calling on McDonald’s to give investors access to the director nomination process, also known as Proxy Access. The California Public Employees Retirement System (CalPERS) and New York City Pension Funds also have publicly declared their intent to vote for the proposal.

Proposal No. 6, Advisory Vote on a Shareholder Proposal Requesting a Proxy Access Bylaw will be voted on by investors at the company’s May 21, 2015, annual shareholder meeting.

"We welcome the support of ISS and Glass Lewis ahead of the McDonald’s annual meeting," said Meredith Miller, Chief Corporate Governance Officer for the Trust. "Without the ability to put nominees on the company’s ballot, investors can only vote on management’s slate.”

Proposal No. 6 requires that investors seeking to nominate a candidate must collectively own 3% of outstanding shares continuously for three years. Qualifying shareholders may nominate directors for seats numbering no more than 25% of the current board size. The thresholds requested in the proposal mirror the proxy access rule adopted by the U.S. Securities and Exchange Commission following years of consultation before it was vacated on technical grounds.

Under the current board nomination system, the costs to put forward nominees for board seats can be prohibitive in practice, leaving all but the most-resourced shareholders without the ability to nominate directors.

“Cost should not be a barrier to increased accountability,” said Miller. “In our view, proxy access gives a voice to long-term investors who are committed to the Company and affirms the right of investors to choose representation.”

McDonald’s recently announced a minimum wage increase for 90,000 of its employees in hopes of improving its bottom line by lowering turnover and improving customer service.  This wage increase comes on the heels of decreasing sales and stagnating stock value, making it difficult to compete in the fast food sector.  Investors have noted the need for board refreshment as another strategy to enhance shareholder value.

“We applaud McDonald’s for recognizing that its workforce is its number one asset,” said Miller. “We also encourage the Board to take steps to enhance investor confidence by adopting proxy access, and we therefore urge shareholders to support Proposal No. 6.”

Companies are increasingly adopting proxy access as a best in practice governance standard. The Trust recently withdrew a shareholder proposal at Kindred Healthcare Services after the Company agreed to adopt proxy access. In collaboration with the New York City Pension Funds, the Trust also worked collaboratively with Abercrombie & Fitch and Big Lots that resulted in the adoption of the proxy access by both companies. Bank of America, First Merit, General Electric, Prudential Financial, Splunk, Staples, Wendy’s, Whiting Petroleum, and Yum Brands also adopted proxy access based on the 3% ownership, 3 years and 25% of the board seats formulation.

“A Yes vote on Proposal No. 6 will put McDonald’s on par with its peers and advantage both investors and the company,” said Miller.

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The UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to nearly 750,000 UAW eligible retirees and dependents.  The Trust has $54 billion in assets.

CONTACT:	Patricia McCarthy
UAW Retiree Medical Benefits Trust
C: (313) 418-4155
patty@prmccarthy.com